SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

USDATA Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

917294 10 0

(CUSIP Number)

Charles C. Freyer, Esquire

General Counsel

SCP Private Equity Partners II, L.P.

435 Devon Park Drive, Building 300

Wayne, PA 19087

610-254-4242

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

July 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 917294 10 0

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917294 10 0	Page 1 of 8

1.	NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SCP Private Equity Partners II, L.P.

23-3037972

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(SEE INSTRUCTIONS)

(a)    ☐

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 7,337,904 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,337,904

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,337,904

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
83.6%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 917294 10 0	Page 2 of 8

*	Based on 3,089,332 shares of the Issuer’s common stock, $0.01 par value per share, outstanding as of January 15, 2003.

CUSIP No. 917294 10 0	Page 3 of 8

1.	NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SCP Private Equity II, LLC

23-3047235

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(SEE INSTRUCTIONS)

(a)    ☐

(b)    ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 7,337,904 9. Sole Dispositive Power 0 10. Shared Dispositive Power 7,337,904

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,337,904

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

83.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 917294 10 0	Page 4 of 8

*	Based on 3,089,332 shares of the Issuer’s common stock, $0.01 par value per share, outstanding as of January 15, 2003.

CUSIP No. 917294 10 0	Page 5 of 8

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to a Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on April 9, 2001 (the “Schedule 13D”), Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on May 10, 2002, Amendment No. 2 to the Schedule 13D filed with the SEC on September 4, 2002 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on October 3, 2002 (“Amendment No. 3”) and Amendment No. 4 to the Schedule 13D filed with the SEC on January 17, 2003. This Amendment No. 5 amends and supplements Amendment No. 4. Information in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 5. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

Item 1.	Security and Issuer

This Amendment No. 5 relates to the common stock, $0.01 par value per share of the Issuer (the “Common Stock”).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On July 29, 2003, the Issuer entered into an Asset Purchase Agreement (the “Purchase Agreement”) to sell substantially all of its assets to Tecnomatix Technologies Ltd. (“Tecnomatix”) or subsidiaries of Tecnomatix (the “Transaction”). In connection with the Transaction, SCP Private Equity Partners II, L.P. (“SCP L.P.”), will purchase from Tecnomatix 113,838 of its Ordinary Shares at a purchase price of $15.645 per share (the “Tecnomatix Shares”). To induce Tecnomatix to enter into the Purchase Agreement and consummate the Transaction, on July 29, 2003, SCP L.P. entered into the Stockholder Undertaking for the benefit of Tecnomatix (in the form attached as Exhibit 1 hereto and the terms of which are incorporated herein by reference) (the “Undertaking”), under which SCP L.P. agreed, among other things, not to transfer any of its securities (or the voting rights thereof) of the Issuer or increase its voting rights before the earlier of nine (9) months after the termination of the Purchase Agreement or the date of closing of the Transaction (such earlier date, the “Expiration Date”). Under the Undertaking, SCP L.P. also agreed that prior to the Expiration Date, it would (a) vote certain of its Issuer securities (“Issuer Securities”) in favor of the Transaction, the Asset Purchase Agreement and related transactions, and any proposal or action which would, or could reasonably be expected to facilitate the Transaction; (b) vote certain of its Issuer Securities against any Acquisition Transaction (as defined in the Undertaking) or proposal or action which would or could reasonably be expected to hinder, defeat or disturb the Transaction or facilitate an Acquisition Transaction; and (c) be present, in

CUSIP No. 917294 10 0	Page 6 of 8

person or by proxy, at all meetings of the Issuer’s stockholders at which any matter referred to in (a) and (b) above is voted upon. Pursuant to the Undertaking, SCP L.P., delivered an executed proxy to Tecnomatix in the form of Annex A of Exhibit 1 hereto (the terms of which are incorporated herein by reference), with respect to certain of its Issuer Securities, under which the board of directors of Tecnomatix or any other designee of Tecnomatix is appointed as the sole and exclusive attorneys and proxies of SCP L.P. until the Expiration Date to vote certain of SCP L.P.’s shares in accordance with the voting agreements set forth above. Under the Undertaking, SCP L.P. also agreed to (a) a termination fee payable to Tecnomatix in the event an Acquisition Transaction is consummated prior to the Expiration Date; (b) waive its appraisal or similar rights related to the Transaction; and (c) certain non-solicitation provisions with respect to an Acquisition Proposal, all as set forth in the Undertaking.

As a condition precedent to Tecnomatix entering into the Purchase Agreement, on July 29, 2003, SCP L.P. entered into a Share Purchase Agreement with Tecnomatix (the “Share Purchase Agreement”) (in the form attached as Exhibit 2 hereto and the terms of which are incorporated herein by reference) for the purchase of the Tecnomatix Shares, under which SCP L.P. agreed, among other things, not to acquire additional Issuer Securities and not to permit any person in which SCP L.P. has Beneficial Ownership (as defined in the Share Purchase Agreement) of more than 50% of such person’s outstanding voting securities, or has the right to appoint the majority of the board of directors or other governing body of such person, to acquire Issuer Securities. This obligation terminates upon the earlier of the closing of the Transaction or the termination of the Share Purchase Agreement.

Except as otherwise described in this Amendment No. 5, in the Schedule 13D, in Amendment No. 1, in Amendment No. 2, in Amendment No. 3 and in Amendment No. 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, or between the Reporting Persons, the General Partner or any of the Members and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Amendment No. 5:

1.	Stockholder Undertaking dated July 29, 2003, by SCP Private Equity Partners II, L.P. for the benefit of Tecnomatix Technologies Ltd.

2.	Share Purchase Agreement dated July 29, 2003, by and between SCP Private Equity Partners II, L.P. and Tecnomatix Technologies Ltd.

CUSIP No. 917294 10 0	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SCP Private Equity Partners II, L.P.

By:	SCP Private Equity II General Partner, L.P.,
its General Partner

By:	SCP Private Equity II, LLC

By:	/S/ WINSTON J. CHURCHILL
Name:	Winston J. Churchill
Title:	A manager

SCP Private Equity II, LLC

By:	/S/ WINSTON J. CHURCHILL
Name:	Winston J. Churchill
Title:	A manager

CUSIP No. 917294 10 0	Page 8 of 8

EXHIBIT INDEX

Exhibit 1	Stockholder Undertaking dated July 29, 2003, by SCP Private Equity Partners II, L.P. for the benefit of Tecnomatix Technologies Ltd.

Exhibit 2	Share Purchase Agreement dated July 29, 2003, by and between SCP Private Equity Partners II, L.P. and Tecnomatix Technologies Ltd.